Directors Declaration

This directors' declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a)	the financial statements and notes, set out on pages 166 to 306 of Telstra Corporation Limited and the Telstra Group:
(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;
(ii) give a true and fair view of the financial position as at 30 June 2002 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2002; and
(iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.
(b)	at the date of this declaration, in the directors' opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board

Robert C Mansfield	Ziggy Switkowski
Chairman	Chief Executive Officer and Managing Director

Date: 28 August 2002
Melbourne, Australia

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

I have audited the financial report of Telstra Corporation Limited (the Telstra Entity) for the financial year ended 30 June 2002, as set out on pages 166 to 307, including the Directors' Declaration. The financial report includes the financial statements of the Telstra Entity, and the consolidated financial statements of the Telstra Entity and the entities it controlled at year's end or from time to time during the financial year (the Telstra Group). The Telstra Entity directors are responsible for the financial report. I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity.

The audit has been conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, and in accordance with auditing standards generally accepted in the United States of America, to provide reasonable assurance whether the financial report is free of material misstatement. Audit procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with my understanding of the Telstra Entity's and the Telstra Group's financial position and performance as represented by the results of their operations and their cash flows.

I have also audited the explanation and quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 30 to the financial report. I have audited note 30 in order to form an opinion whether, in all material respects, it presents fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a)	the Corporations Act 2001 including:
	(i)	giving a true and fair view of the Telstra Entity's and the Telstra Group's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
	(ii)	complying with Accounting Standards and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial report presents fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.

P. J. Barrett
Auditor-General
Date: 28 August 2002
Melbourne, Australia

Report of Independent Accountants to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Telstra Corporation Limited and its subsidiaries as of 30 June 2002 and 2001, and the related consolidated statements of financial performance, changes in shareholders' equity and cash flows for each of the three years in the period ended 30 June 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years in the periods ended 30 June 2002, and the determination of consolidated shareholders' equity, also expressed in Australian dollars, at 30 June 2002, 30 June 2001 and 30 June 2000, to the extent summarised in note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 Telstra Corporation Limited and its subsidiaries changed their accounting for service activation and certain installation fee revenues.

Ernst & Young
 Date: 28 August 2002
Melbourne, Australia